August 27, 2013

Via EDGAR
Mr. Ethan Horowitz
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Swift Energy Company Form 10-K for the Fiscal Year Ended December 31, 2012 Filed February 22, 2013 File No. 001-08754

Dear Mr. Horowitz:
This letter is in response to your letter dated August 2, 2013, regarding the above mentioned filing. Each numbered item below corresponds to the numbered item of your letter and is followed by Swift Energy Company’s (the “Company”) response and, where applicable, the new or modified future disclosure.
Form 10-K for Fiscal Year Ended December 31, 2012
Business and Properties, page 4
Domestic Proved Undeveloped Reserves, page 9
SEC Comment:

1.
We note you provide disclosure on page 11 indicating the year that certain volumes, comprising your proved undeveloped reserves as of December 31, 2012, were added. For the purposes of determining the five year period for development to occur in estimating proved undeveloped reserves, Item 1203(d) of Regulation S-K requires that you use the date of the initial disclosure as the starting reference date. Please tell us and disclose the extent to which any of the proved undeveloped reserves disclosed as of December 31, 2012 will not be developed within five years since your initial disclosure of these reserves. Refer to Rule 4-10(a)(31) of Regulation S-X and Question 131.03 in the Compliance and Disclosure Interpretations issued May 16, 2013 in formulating your response.

U.S. Securities and Exchange Commission
August 27, 2013

Company Response:
We will confirm in the reserves disclosure contained in future Forms 10-K our intent to develop the disclosed proved undeveloped reserves (“PUDs”) within five years of the date they were initially booked as PUDs. To the extent any PUD locations will not be developed within five years of the date they were initially booked as proved undeveloped, but are subject to an exemption from the five-year rule as described in the CD&I dated May 16, 2013, we will disclose details related to our determination that such PUDs qualify for such exemptions.
With respect to the 2.4 MMBoe of pre-2008 PUD volumes disclosed in our Form 10-K for the fiscal year ended December 31, 2012, we did not disclose the details related to our determination that these PUDs qualified for an exemption from the five-year rule because these volumes were immaterial, as they constituted approximately 2% of our total PUD volumes as of December 31, 2012, and approximately 1.3% of our total proved reserves as of that date. However as noted above, in future filings we will disclose details related to all PUDs we determine qualify for an exemption, regardless of whether the volumes of such PUDs are immaterial.
Of the 2.4 MMBoe pre-2008 PUD volumes included in our total proved reserves in our Form 10-K for the fiscal year ended December 31, 2012, 1.8 MMBoe were in our Lake Washington field where development is delayed as a result of external factors related to the physical operating environment in the field. As down structure wells in the field water out, up structure locations are drilled to efficiently drain the reservoirs. To maximize recoveries, the down structure wells must water out prior to drilling the up structure proved undeveloped locations.
The remaining 0.6 MMBoe are in our South Bearhead Creek field, which is a multi-pay field, where the remaining PUD locations were scheduled, as of December 31, 2012, to be developed by drilling existing producing wells to a greater depth when the existing producing intervals reach their economic limit. Since we are following a previously adopted development plan, i.e. extracting the reserves from the current pay-zone until wells reach their economic limit prior to drilling the existing well to deeper depths to extract the PUD volumes in the location, we believe these PUDs qualify for an exemption from the five-year rule.
SEC Comment

2.
The disclosure on page 11 of the various changes in proved undeveloped reserve quantities does not appear to be sufficient to allow a full reconciliation of the overall change in your proved undeveloped reserves as of December 31, 2012. Please revise your disclosure to include the net amounts relating to all of the material changes during the year as required by Item 1203(b) of Regulation S-K.

Company Response:
We acknowledge the Staff’s comment and note that our disclosure of the significant changes in proved undeveloped reserves (“PUDs”) (disclosed on page 11 of our Form

U.S. Securities and Exchange Commission
August 27, 2013

10-K for the fiscal year ended December 31, 2012) from our PUD volumes at December 31, 2011, focused only on disclosures of material changes in PUDs that occurred during the year, all in compliance with the requirement of Item 1203(b) of Regulation S-K.

In future filings we will include an additional disclosure of the net total of all other changes in PUDs, whether or not they may be considered material either individually or taken as a whole. This disclosure will allow a full reconciliation of the overall change in our PUDs during the period.

Between year-end 2011 and year-end 2012 there was a net increase in the Company’s total PUDs of approximately 22.4 MMBoe. The changes consisted of:

(a)	drilling additions of an aggregate 33.2 MMBoe (disclosed in Form 10-K on page 11);

(b)	performance additions of 22.8 MMBoe (disclosed in Form 10-K on page 11);

(c)
reductions of 21.2 MMBoe in which the Company reclassified PUDs at year-end 2011 as probable reserves due to a change in intention to drill those PUDs within 5 years (19.1 of the 21.2 MMBoe were disclosed in the Form 10-K on page 11);

(d)	conversion of 7.3 MMBoe of PUDs during 2012 to proved producing (disclosed in Form 10-K on page 11); and

(e)	negative net revisions (i.e. reduction) of approximately 5.1 MMBoe due to revisions in reserves estimates based on review of well performance in several Company fields.

SEC Comment:

3.
Based on our analysis of the information disclosed in your 2012, 2011 and 2010 filings on Form 10-K, it appears the annualized rate of converting your proved undeveloped reserves has declined to 7% in 2012 compared to 17% in 2011 and 10% in 2010. Please tell us and disclose why the conversion of your proved undeveloped reserves has been delayed and clarify your plans to ensure all of the proved reserves as of December 31, 2012 will be developed within five years of their initial disclosure.

Company Response:
We would note that the conversion ratio of PUDs to proved producing reserves in any given year varies according to the determination of the locations upon which wells are drilled during the year, among other factors. Although the percentage conversion is lower in 2012 than in prior periods, reflecting that during 2012 the Company chose to drill on leases containing proved producing reserves to a greater extent than in prior periods, the Company’s intentions is to drill, within 5 years of initial booking of such reserves, all PUDs included in its proved reserve report at any given year-end. As illustrated in our response to Comment No. 2 above, the Company examines its proved undeveloped reserves in conjunction with determination of its total proved reserves quantities at each year-end, taking into account its future development plans; at year-end 2012 this examination led to reclassification of over 21.0 MMBoe of PUDs to

U.S. Securities and Exchange Commission
August 27, 2013

probable reserves reflecting the Company’s updated development plans, which did not include drilling those reclassified PUDs within 5 years of their initial disclosure.

Oil and Gas Acreage, page 12
SEC Comment:

4.
The disclosure on page 12 indicates that a material amount of the Company’s net undeveloped acreage will expire in 2013, 2014 and 2015. Please tell us the net amounts by product of your December 31, 2012 proved undeveloped reserves assigned to locations on acreage scheduled to expire in 2013, 2014 and 2015. Also tell us if all such proved undeveloped locations are included in a development plan adopted by management as of December 31, 2012 indicating that these locations are scheduled to be drilled prior to lease expiration.

Company Response:
A total of 23.0 MMBoe of proved undeveloped reserves included in the Company’s proved reserves at year-end 2012, of which 7% is oil, 61% is gas and 32% is NGL, were assigned to locations on acreage associated with leases scheduled to expire in 2013, 2014 or 2015. At December 31, 2012 all such acreage remained part of a development plan to drill such locations prior to the original lease expiration or any actual or anticipated renewal term.

Although we believe our disclosure related to undeveloped acreage subject to expiration in each of the next three years complies fully with the requirements of paragraph 3 of the SEC Industry Guide 2, we will include in future filings an additional disclosure regarding our policy that the exploration potential of all undeveloped acreage is fully evaluated before expiration and that in each fiscal year where we have undeveloped acreage subject to expiration, it is our intent to reduce such acreage expirations either through development or through extensions if we believe it is commercially advantageous for us to do so.

U.S. Securities and Exchange Commission
August 27, 2013

Consolidated Financial Statements and Supplementary Data, page 41
Notes to Consolidated Financial Statements, page 50
Supplementary Information, page 67
Supplementary Reserves Information, page 68
SEC Comment:

5.	Please revise to separately present proved undeveloped reserves as of the beginning and end of the year as required by FASB ASC 932-235-50-4.
Company Response:
We acknowledge the disclosure of proved undeveloped reserve totals is not present within Supplementary Reserves Information on page 68 of our 2012 Form 10-K, although such amounts are calculable by subtracting proved developed reserves totals from total proved reserves totals on this page. Additionally, we present proved undeveloped reserves as of the beginning and end of the year within “Business and Properties – Domestic Proved Undeveloped Reserves” on page 11 of our Form 10-K for the fiscal year ended December 31, 2012.

In future filings we propose including a series of subtotals below our table labeled “Estimates of Proved Reserves” within our Supplementary Reserves Information that includes totals of proved undeveloped reserve volumes by product (total, natural gas, oil, NGL) for each year presented in the table.  This presentation will be identical in format to the totals of proved developed reserve volumes by product and for each year presented in the table.

We will also continue to disclose totals of proved undeveloped reserve volumes by product (total, natural gas, oil, NGL) and year, in the business and properties section of our 10-K.  These disclosures were most recently made on page 10 of our Form 10-K for the fiscal year ended December 31, 2012.

Standardized Measure of Discounted Future Net Cash Flows, page 69
SEC Comment:

6.
Disclosure on page 69 of your filing indicates that your standardized measure of discounted future net cash flows as of December 31, 2012 was $1,871 million. This amount appears to be less than the net carrying value of your oil and gas properties, as reported on your consolidated balance sheet as of December 31, 2012. Send us a summary of your ceiling test calculations as of December 31, 2012. Where applicable, reconcile amounts used in the calculation to your balance sheet or standardized measure, as appropriate.

U.S. Securities and Exchange Commission
August 27, 2013

Company Response:
A summary of our ceiling test calculation as of December 31, 2012 is being provided to the Staff supplementally.  Our ceiling test is computed in a manner consistent with Regulation S-X Article 4-10(c), and guidance from Staff Accounting Bulletin 114 Topic 12.D.  Applicable amounts from our ceiling test calculation are reconciled to our balance sheet in the summary being provided supplementally.

Exhibit 99.1
SEC Comment:

7.
As part of the disclosure of the primary economic assumptions under Item 1202(a)(8)(v) of Regulation S-K, please obtain and file an amended reserve report that includes the reference point or pricing hub corresponding to the 2012 first-day-of-the-month benchmark prices for oil of $95.05 per barrel and $2.859 per million British thermal units for gas.

Company Response:
In all future applicable filings beginning with the Form 10-K for the period ended December 31, 2013, the specified information regarding the reference point or pricing hub corresponding to first-day-of-month benchmark prices will be included in our reserves report prepared by our third party engineer. The modified language will be in substantially the following form (new/modified language in italics):

“The primary economic assumptions in the Swift reserves estimating process include the application of product prices, operating costs, and future capital expenditures that are not escalated and therefore remain constant for the projected life of each property. Product benchmark prices are based on an average of [year] first-day-of-the-month prices in accordance with Regulation S-X guidelines. A price differential is applied to the oil, natural gas, and natural gas liquids benchmark prices to adjust for transportation, geographic property location, and quality or energy content. As a reference, the 12-month average benchmark prices for (1) oil is $_______ per barrel, referenced to West Texas Intermediate (WTI) price at Cushing, Oklahoma, and (2) natural gas is $________ per million British thermal units, referenced to Henry Hub gas price. The average adjusted prices, for oil, natural gas, and natural gas liquids, used to determine reserves are $_____ per barrel, $____ per thousand standard cubic feet and $_____ per barrel, respectively, over the projected assets life.”

Closing Comments:
As requested in your letter to us, Swift Energy Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

U.S. Securities and Exchange Commission
August 27, 2013

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should any additional information be required, or if you have any questions regarding this letter or further comments, please contact Chris Abundis, Secretary and Senior Corporate Counsel, at 281.874.2571 or our outside securities counsel, Donald W. Brodsky, Baker & Hostetler, LLP, at 713.646.1335.

Sincerely,
/s/ Alton D. Heckaman, Jr.
Alton D. Heckaman, Jr. Executive Vice President and Chief Financial Officer

cc:	Securities and Exchange Commission (via facsimile)

Swift Energy Company
Terry E. Swift
Bruce H. Vincent
Robert J. Banks
Steven L. Tomberlin
Christopher M. Abundis

Baker & Hostetler, LLP
Donald Brodsky